Mail Stop 3561

April 15, 2010

Rodrigo Guzmán Perera, Chief Financial Officer
Pacific Airport Group
Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico

Re: Pacific Airport Group
File No. 001-32751
Form 20-F: For the Fiscal Year Ended December 31, 2008

Dear Mr. Perera:

    We have reviewed your response letters dated February 26, 2010 and March 25, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F: For the Fiscal Year Ended December 31, 2008

Intercompany Transaction

1. We have reviewed your supplemental response letters dated February 26, 2010 and March 25, 2010. Please quantify for us lines of credit received and provided by operating subsidiary for each of the last three years. Additionally, please tell us how these lines of credit transactions are accounted for by the providing airport operating subsidiary, the receiving airport operating subsidiary, and at the consolidated level. Finally, please quantify for us the amounts of lines of credit forgiven, if any, for each of the last three years.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief